December 4, 2008

Ms. Julie M. Pierce
Senior Vice President, Chief Financial Officer
Alaska Pacific Bancshares, Inc.
2094 Jordan Avenue
Juneau, Alaska 99801

Re:
  Form 10-KSB for Fiscal Year Ended December 31, 2007
  File No. 000-26003

Dear Ms. Pierce:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

            Sincerely,

            Angela Connell
            Reviewing Accountant